MINUTES OF MEETING

OF THE

BOARD OF DIRECTORS

OF

T-SPEED BROADBAND COMMUNICATIONS, INC.

A special meeting of the Board of Directors of T-Speed Broadband Communications, Inc., a Delaware corporation (“T-Speed” or the “Company”), was held on Tuesday, April 5, 2005 at 9:00 am central standard time.

Mr. Raymond J. Nawara, Chairman of the Board; Mr. Matt Hutchins, Director, President & Chief Executive Officer and Mr. Bruce Heidecke were present. Mr. Hutchins served as Secretary to the Board of Directors during the meeting. Mr. Nawara acted as Chairman of the meeting.

The Secretary stated that all members of the Board of Directors were present.  The Secretary called the meeting to order.

Mr. Hutchins noted that the purpose of the meeting was to consider providing Mr. Nawara an annual salary of $60,000.00 because he was devoting substantially more time and effort in the conduct of the Company’s business.

Mr. Nawara was then excused from the special meeting of the Board of Directors.  Thereupon, after a discussion, upon motion duly made by Mr. Hutchins and seconded by Mr. Heidecke, it was unanimously:

RESOLVED, that commencing for the pay period beginning April 16, 2005 and continuing thereafter until further consideration by the Board of Directors, the Company shall pay Mr. Nawara a salary in the amount of $60,000.00 annually.

There being no further business to come before the meeting, it was, upon motion duly made and seconded, adjourned.

/s/ Matthew Hutchins

_________________________________

Matt Hutchins, Secretary of the Meeting

__/s/ Raymond J. Nawara

Raymond J. Nawara, Chairman of the Board